12-31-01

02030023

947462

THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 11.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2001

SANTA ISABEL INC.
(Translation of registrant's name into English)

AVENIDA APOQUINDO 3600, 7TH FLOOR
SANTIAGO, CHILE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

NY3:#7289064

This report consists of a press release regarding the Santa Isabel S.A. interim unaudited financial statements as of and for the twelve month period ended December 31, 2001.

Contacts:

Mauricio Varela, CFO
Santa Isabel S.A.
Tel.: (56 2) 200-4501
E-mail: mvarela@santaisabel.cl

Susan Borinelli/Luca Biondolillo
Breakstone & Ruth
Tel.: (646) 536-7018 / (646) 536-7012
E-mail: Sborinelli@breakstoneruth.com

Santa Isabel Announces 2001 Fourth Quarter Results

Santiago, March 22, 2002 – Santa Isabel S.A. (NYSE: ISA), a Chilean-based regional supermarket chain, today announced a net income of Ch$1,418 million, or Ch$2.40 per ordinary share (US$0.05 per ADS), for the three-month period ended December 31, 2001. This represents an 86 percent increase over the Ch$762 million, or Ch$1.79 per ordinary share (US$0.04 per ADS), recorded in the same period of 2000.

Eduardo R. Orteu, Chief Executive Officer of Santa Isabel, said, "During the fourth quarter, the competitive environment continued to be difficult, particularly in Chile, where 67% of our sales are generated. Consumption in Chile is also recovering slowly. Despite this, we are encouraged with the performance of our 4,000 square meter format, launched in Chile last July under the Tops brand name and in Peru last October under the Plaza Vea brand name."

"Results for the full year," Mr. Orteu continued, "show that we are making progress. In Chile, our main market, operating results for the year improved by Ch$5.0 billion reaching a breakeven gross margin, from a loss of Ch$5.6 billion in 2000. Consolidated operating margin for the year, excluding a Ch$833 million one-time inventory adjustment in Peru, improved to negative 0.5 percent, from negative 1.4 percent last year."

Mr. Orteu concluded, "We feel optimistic about the future and in order to improve our performance during 2002, we expect to invest US$53 million in store openings, remodelings, IT as well as adding to our land bank. In Chile, we plan three store openings - two Tops and one Santa Isabel - two relocations, two store conversions to Tops and four remodelings. In Peru, we expect to convert two stores to the Plaza Vea format and open one more. In Paraguay we plan to open one new store during the second half of the year."

As announced on January 3, 2001, the Company completed the acquisition of 100 percent of the outstanding shares of Supermercados Agas S.A.C. (Agas). Consequently, as of January 1, 2001 results of all 14 Agas stores were consolidated into the Company's results for the three- and twelve-month periods.

3

Revenues:

Consolidated revenues for the fourth quarter increased by 5.7 percent to Ch$113,690 million, from Ch$107,529 million for the equivalent period last year.

In Chile, revenues for the quarter increased by 9.0 percent to Ch$76,652 million, from Ch$70,340 million for the same period last year. This increase in revenues was primarily the result of the above mentioned incorporation of the Agas stores as well as the opening of three new stores during 2001, although it was partially offset by the closing of three Santa Isabel stores one each in December of 2000, and April and October of 2001. Same store sales in Chile declined year-over-year by 5.8 percent, mainly as a result of a 2.1 percent decrease in average sales per client due to the slow recovery of the Chilean economy. Same store sales were also affected by a 3.7 percent decrease in the number of transactions resulting from the competitive environment.

In Peru, revenues for the quarter increased by 5.4 percent to Ch$30,314 million, from Ch$28,772 million for the same quarter of 2000. This improvement was the result of the launch of a total of six discount stores in 2001, two during the first half and four during the second half of 2001. Additionally, during the fourth quarter one Santa Isabel supermarket store was transformed to the hypermarket format. Same store sales in local currency improved by 7.1 percent, due to an increase in the number of transactions and average sales per transaction. This is mainly attributable to the incorporation of the hypermarket format and an aggressive commercial strategy, as well as the launch of the Bell's private label.

Revenues for the quarter in Paraguay decreased by 20.1 percent to Ch$6.719 million, from Ch$8,410 million for the same quarter last year mainly due to the effect of the depreciation of the Paraguayan Guarani to the Chilean peso. Same store sales in local currency decreased year-over-year by 1.0 percent, despite an increase in the number of transactions, due to a decline in the average sales per client as a consequence of the deteriorating economic situation in said country.

Gross Profit:

Consolidated gross profit for the fourth quarter rose by 12.1 percent to Ch$30,125 million, from Ch$26,876 million for the same quarter last year. Consequently, gross margin for the quarter increased to 26.5 percent, from 25.0 percent for the same period last year.

In Chile, gross profit for the quarter increased by 15.4 percent to Ch$21,008 million, from Ch$18,200 million for the fourth quarter of 2000. Gross margin for the quarter increased to 27.4 percent, from 25.9 percent for the same period of 2000. The gross margin improvement resulted from higher sales of more profitable categories, an overall decline in shrinkage levels and, to a lesser extent, better negotiating terms with suppliers.

In Peru, gross profit increased by 10.5 percent to Ch$7,812 million, from Ch$7,071 million for the fourth quarter of 2000. Gross margin improved to 25.8 percent, from 24.6 percent for the same quarter of 2000. This result is consistent with the increase in sales, the new store formats and better negotiation terms with suppliers.

In Paraguay, gross profit for the quarter decreased by 20.3 percent to Ch$1,314 million, from Ch$1,649 million for the fourth quarter of 2000, mainly due to the decline in sales. Gross margin remained unchanged year-over-year at 19.6 percent.

Selling, General and Administrative Expenses (SG&A):

Consolidated SG&A for the quarter increased by 12.8 percent to Ch$28,930 million, from Ch$25,657 million for the same period in 2000. As a percentage of sales, SG&A for the quarter increased to 25.4 percent, from 23.9 percent in the same period last year. Excluding depreciation and amortization, SG&A for the quarter, as a percentage of sales, increased to 22.5 percent, from 20.8 percent for the fourth quarter of 2000.

In Chile, SG&A for the quarter increased by 15.3 percent to Ch$20,383 million, from Ch$17,681 million for the same period in 2000. As a percentage of sales, SG&A for the quarter increased to 26.6 percent, from 25.1 percent. This was the result of the increase in expenses incurred in connection with the implementation of the infrastructure needed for the launch of the new store format, as well as the incorporation of the Agas stores, the opening of three new stores during 2001, and higher advertising and cost of utilities. SG&A for the period, excluding depreciation and amortization, increased as a percentage of sales to 24.1 percent, from 22.5 percent for the same quarter of 2000.

In Peru, SG&A for the quarter increased by 11.0 percent to Ch$6,655 million, from Ch$5,993 million for the same period in 2000. As a percentage of sales, SG&A for the quarter increased to 22.0 percent, from 20.8 percent last year, mainly due to expenses related to the implementation of the structure necessary for the launch of two new store formats, discount and hypermarket. Excluding depreciation and amortization, SG&A for the quarter, as a percentage of sales, increased to 19.1 percent, from 17.7 percent for the same quarter of 2000.

In Paraguay, SG&A for the quarter decreased by 4.0 percent to Ch$1,968 million, from Ch$2,051 million for the fourth quarter last year, mainly due to the depreciation of the local currency. As a percentage of sales, SG&A for the quarter increased to 29.3 percent, from 24.4 percent in the fourth quarter of 2000, mainly as a result of an increase in the cost of utilities due to the currency depreciation and a the lower level of sales for the period. Excluding depreciation and amortization, SG&A for the quarter increased, as a percentage of sales, to 21.4 percent, from 18.4 for the same period last year.

Operating Income:

For the quarter, the Company posted a consolidated operating income of Ch$1,196 million, compared with a consolidated operating income of Ch$1,218 for the equivalent period last year. Operating margin for the period remained unchanged year-over-year at 1.1 percent.

EBITDA:

Consolidated EBITDA for the quarter was Ch$4,507 million, a 0.3 percent decline from the fourth quarter of 2000. As a percentage of sales, EBITDA for the period decreased to 4.0 percent, from 4.2 percent for the same quarter in 2000.

Financial Expenses:

Financial expenses for the quarter decreased to Ch$1,875 million, from Ch$2,713 million for the same period of 2000. On December 31, 2001, financial debt amounted to Ch$102,130 million, compared with Ch$92,939 million on December 31, 2000. The increase mainly resulted from the impact of the devaluation of the Chilean peso on U.S. dollar denominated debt.

Other Non-Operating Expenses:

Other non-operating expenses for the quarter increased to Ch$152 million, from Ch$65 million for the fourth quarter of 2000.

Results Before Taxes:

Results before taxes for the quarter were a profit of Ch$924 million, compared with a loss before taxes of Ch$779 million for the same period of 2000. As a percentage of sales, results before taxes for the period improved to positive 1.0 percent, from negative 1.0 percent for the same quarter in 2000.

Other:

During the fourth quarter, the Company opened two discount stores and converted one supermarket into a hypermarket in Lima, Peru. These new stores added a total of 5,492 square meters of selling area in Peru. In Chile, one store was sold in October 2001.

About Santa Isabel

Santa Isabel is the second largest supermarket chain in Chile with presence in the market since 1976. The Company operates 76 supermarkets throughout the country, with nearly 7,400 employees and a total selling surface of approximately 108,052 square meters, including the 14 Agas stores incorporated in January of 2001. Santa Isabel also operates 31 stores in Peru and 11 in Paraguay. Since 1998, Santa Isabel is part of Disco Ahold International Holdings N.V. (that currently owns 69.7% of its share capital), a joint venture between Royal Ahold, the international food provider, and the Velox Group, an Argentine group with investments in the retail and banking business on a regional level. Santa Isabel is listed both on the Santiago and New York Stock Exchanges. As of December 31, 2001, the Company had 590,403,597 shares outstanding. One ADR equals 15 shares of Chilean common stock.

This news release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantee of future performance and involve a number of risks and uncertainties including, but not limited to, the risks detailed in the company's Securities and Exchange Commission filings, and the fact that actual results could differ materially from those indicated by such forward-looking statements.

# # #

- Financial tables to follow -

Santa Isabel S.A.
Consolidated Financial Highlights

(Using Chilean GAAP. All numbers except EPS expressed in constant millions of Chilean Pesos as of December 31, 2001)

INCOME STATEMENT

	Fourth Quarter December 31 2001	2000	% Change	Twelve Months December 31 2001	2000	% Change
Net Sales	113.690	107.529	5,73%	448.904	404.368	11,01%
Cost of Sales	(83.565)	(80.653)	3,61%	(335.006)	(310.852)	7,77%
Gross Profit	30.125	26.876	12,09%	113.899	93.516	21,80%
SG&A	(28.930)	(25.657)	12,75%	(116.921)	(99.039)	18,06%
Operating Income	**1.196**	**1.218**	**-1,86%**	**(3.022)**	**(5.623)**	**-46,27%**
Non-operating Income						
* Interest Income	164	315	-47,86%	960	890	7,79%
* Net earnings from investment in related companies	-	-		-	-	
* Other non-operating income	212	198	7,22%	1.126	658	71,20%
* Net loss from investment in related companies	126	(22)	-670,73%	-	(162)	-100,00%
* Amortization of goodwill	(374)	(239)	56,18%	(1.573)	(954)	64,85%
* Interest expense	(1.875)	(2.713)	-30,90%	(10.145)	(9.390)	8,04%
* Other non-operating expenses	(152)	(65)	133,45%	(581)	(529)	9,79%
* Price level restatement gain (loss)	1.626	529	207,51%	(1.141)	113	-1110,86%
Non operating Income (loss)	**(272)**	**(1.997)**	**-86%**	**(11.354)**	**(9.375)**	**21%**
Income Before Tax	924	(779)	-218,63%	(14.376)	(14.897)	-3,50%
Income Tax	445	1.524	-70,80%	2.015	2.273	-11,34%
Minority Interest	49	17	192,01%	35	(3)	-1309,05%
Net Income	**1.418**	**762**	**86,03%**	**(12.326)**	**(12.627)**	**-2,39%**
Net Income per Share CH $	2.40	1.79	34,08%	-20.88	-29.68	-29,65%
Net Income per ADS US $	0,05	0,04	34,08%	-0,45	-0,64	-29,65%
# of Shares Outstanding	590.403.597	425.518.073	38,75%	590.403.597	425.518.073	38,75%

OTHER FINANCIAL INFORMATION

	Fourth Quarter December 31 2001	2000	% Change	Twelve Months December 31 2001	2000	% Change
Capital Expenditures	8.260	2.214	273,00%	23.985	19.599	22,38%
EBITDA	4.507	4.521	-0,31%	10.925	7.080	54,31%

OPERATING INFORMATION

	Fourth Quarter December 31 2001	2000	% Change
N° of Supermarkets			
* Chile	76	62	22,58%
* Perú	31	25	24,00%
* Paraguay	11	9	22,22%
Total Selling Space (in square meters)	182.288	164.524	10,80%
Sales per Square Meter (in thousands)	623,7	653,6	-4,57%
Number of Employees	12.720	11.586	9,79%

Santa Isabel S.A.
Consolidated Financial Highlights

(Using Chilean GAAP, All numbers except EPS expressed in constant millions of Chilean Pesos as of December 31, 2001)

BALANCE SHEET

	Fourth Quarter December 31		
	2001	2000	% Change
ASSETS			
Current Assets			
* Cash	9.348	9.265	0,90%
* Time deposits	9.156	575	1491,48%
* Marketable securities	1.386	648	113,92%
* Trade Accounts Receivables	9.195	5.355	71,70%
* Notes receivable	3.266	1.727	89,07%
* Other accounts receivable	3.782	1.786	111,80%
* Notes and accounts receivable from related companies	20	453	-95,64%
* Inventories	37.778	30.429	24,15%
* Recoverable taxes	1.124	1.245	-9,66%
* Pre-paid expenses	2.963	3.033	-2,32%
* Other current assets	1.389	2.068	-32,81%
Total Current Assets	**79.407**	**56.584**	**40,34%**
Non-Current Assets			
* Property, plant and equipment	141.846	132.183	7,31%
* Other assets	52.762	42.213	24,99%
Total Assets	**274.014**	**230.980**	**18,63%**
LIABILITIES & SHAREOLDERS EQUITY			
Current Liabilities			
* Short-term obligations with banks	7.602	8.966	-15,21%
* Current portion of long-term bank obligations	6.508	2.691	141,85%
* Current portion of other long-term liabilities	1.628	1.802	-9,66%
* Accounts payable - trade	62.401	56.273	10,89%
* Notes payable	252	1.454	-82,70%
* Other accounts payable	5.976	9.359	-36,15%
* Notes and accounts payable to related companies	6.327	1.420	345,57%
* Provisions	3.106	2.809	10,56%
* Withholdings	3.351	2.141	56,53%
* Income taxes	15	22	-29,85%
* Unearded Income	5	119	-95,74%
* Other current liabilities	-	-	0,00%
Total Current Liabilities	**97.172**	**87.057**	**11,62%**
Long-Term Liabilities			
* Obligations with banks	25.552	28.644	-10,80%
* Notes payable	15	23	-34,47%
* Other long-term liabilities	64.754	55.632	16,40%
Total long-term liabilities	**90.321**	**84.299**	**7,14%**
Minority interest	678	208	225,94%
Shareholders Equity & Retained Earnings	**85.843**	**59.415**	**44,48%**
Total Liabilities and Shareholders' Equity	**274.014**	**230.980**	**18,63%**

US$1.00 = Ch$654.79 as of December 31, 2001

Santa Isabel S.A.
Consolidated Financial Highlights

(Using Chilean GAAP. All numbers except EPS expressed in constant millions of Chilean Pesos as of December 31, 2001)

SALES BY DIVISION

	Fourth Quarter December 31		*Twelve Months December 31*	
	2001	2000	2001	2000
Net Sales	113.690	107.529	448.904	404.368
• Chile	76.652	70.340	289.687	268.330
• INSISA	84	82	333	337
• Perú	30.314	28.772	126.592	107.206
• Paraguay	6.719	8.410	32.609	28.810
• Adjustments	(78)	(76)	(316)	(314)

SAME STORE SALES

	Fourth Quarter December 31				Twelve Months December 31			
	2001		2000		2001		2000	
	Local currency	Ch$ Pesos	Local currency	Ch$ Pesos	Local currency	Ch$ Pesos	Local currency	Ch$ Pesos
Chile	-5,8%	-5,8%	-1,9%	-1,9%	-5,1%	-5,1%	-1,9%	-1,9%
Perú	7,1%	21,1%	10,7%	18,8%	1,9%	12,5%	7,5%	12,8%
Paraguay	-1,0%	-17,3%	-18,3%	-17,8%	-12,4%	-17,5%	-2,2%	12,9%

- Ends -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTA ISABEL S.A.

By /s/ ALVARO G. FRANCES
Alvaro G. Frances
Chief Executive Officer